Exhibit 1

Denison Mines Corp. Atrium on Bay, 595 Bay Street, Suite 402 Toronto, ON M5G 2C2 Ph. 416-979-1991 — Fx. 416-979-5893 www.denisonmines.com

PRESS RELEASE	Currency: CAD$

DENISON MINES CORP. COMPLETES $7.0 MILLION FLOW-THROUGH

SHARE OFFERING

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR DISSEMINATION

IN THE UNITED STATES

Toronto, ON – October 26, 2012… Denison Mines Corp. (“Denison”) (TSX: DML; NYSE MKT: DNN) announces that it has completed its previously announced private placement offering (the “Offering”) of common shares (“Flow-Through Shares”) of Denison issued on a “flow-through” basis pursuant to the Income Tax Act (Canada).

At closing today, 4,145,000 Flow-Through Shares were issued through a syndicate of underwriters consisting of Cormark Securities Inc. and Scotia Capital Inc. at a price of $1.69 per Flow-Through Share for aggregate gross proceeds to Denison of $7,005,050. The Flow-Through Shares are subject to a four-month hold period which will expire on February 27, 2013.

The proceeds of the Offering will be used to incur eligible Canadian Exploration Expenses for purposes of the Income Tax Act (Canada), which will be renounced to the subscribers with an effective date no later than December 31, 2012. Denison intends to use the proceeds of the Offering to explore and advance its Canadian mining projects including the Wheeler River project in the Athabasca Region of Saskatchewan.

About Denison

Denison Mines Corp. is a uranium exploration and development company with interests in exploration and development projects in Saskatchewan, Zambia and Mongolia. As well, Denison has a 22.5% ownership interest in the McClean Lake uranium mill, located in northern Saskatchewan, which is one of the world’s largest uranium processing facilities. Denison’s exploration project portfolio includes the world-class Phoenix deposit located on its 60% owned Wheeler River project also in the Athabasca Basin region of Saskatchewan.

Denison is engaged in mine decommissioning and environmental services through its Denison Environmental Services (DES) division. Denison is also the manager of Uranium Participation Corporation (TSX-U), a publicly traded company which invests in uranium oxide in concentrates and uranium hexafluoride.

For more information, please contact:

Ron Hochstein	(604) 689-7842
President and Chief Executive Officer

Jim Anderson	(416) 979-1991
Executive Vice President and Chief Financial Officer	ext. 372

Cautionary Statements

Certain information contained in this press release constitutes “forward-looking information”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation concerning the business, operations and financial performance and condition of Denison. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur”, “be achieved” or “has the potential to”.

Forward looking information in this news release includes statements regarding Denison’s intention and ability to incur and renounce Canadian Exploration Expenses and statements with respect to the proposed use of the proceeds of the Offering. This information is based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. Denison believes that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking information included in this press release should not be unduly relied upon. This information speaks only as of the date of this press release.

There can be no assurance that such statements will prove to be accurate, and future events including Denison’s ability to incur and renounce Canadian Exploration Expenses could differ materially from those anticipated in this forward-looking information as a result of known and unknown risks, including those factors discussed in or referred to under the heading “Risk Factors” in Denison’s Annual Information Form dated March 28, 2012, available at http://www.sedar.com, and in its Form 40-F available at http://www.sec.gov. Accordingly, readers should not place undue reliance on forward-looking statements. These factors are not, and should not be construed as being, exhaustive. The forward-looking information contained in this press release is expressly qualified by this cautionary statement. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this press release to conform such information to actual results or to changes in Denison’s expectations except as otherwise required by applicable legislation.